Prospectus Supplement No. 4 to
Prospectus dated November 6, 2006
Registration No. 333-133732
Filed pursuant to Rule 424(b)(3)

NATIONAL HOLDINGS CORPORATION

Supplement No. 4 to Prospectus Dated November 6, 2006

This Prospectus Supplement supplements our Prospectus dated November 6, 2006, as supplemented by Prospectus Supplement No.1 dated December 20, 2006, Prospectus Supplement No. 2 dated January 4, 2007 and Supplement No. 3 dated February 9, 2007, relating to the offer and sale from time to time of up to 8,796,518 shares of our common stock for the accounts of the selling stockholders named in the Prospectus. This Supplement amends and supplements certain information contained in the Prospectus. We encourage you to read this Supplement carefully with the Prospectus.

Quarterly Report on Form 10-Q

On May 8, 2007, we filed our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007. We hereby incorporate by reference into this Supplement and the Prospectus the Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.

Upon written or oral request, we will provide free of charge a copy of the Quarterly Report incorporated by reference to each person, including any beneficial owner of our common stock, to whom a copy of the Prospectus is delivered. To request copies of these documents, you should write or telephone us at the following address and telephone number:

National Holdings Corporation
875 North Michigan Avenue, Suite 1560
Chicago, IL 60611
Telephone: (312) 751-8833

In addition, you may access the documents incorporated by reference through the SEC’s website at www.sec.gov.

National Holdings Corporation, a Delaware corporation organized in 1996, is a financial services organization operating through its wholly owned subsidiaries, National Securities Corporation, a Washington corporation organized in 1947 (“National Securities”), National Insurance Corporation, a Washington corporation organized in 2006 (“National Insurance”) and National Holdings Mortgage Corporation, a Washington corporation organized in 2006 (“National Mortgage”). National Securities conducts a national securities brokerage business through 41 branch offices located throughout the country, and its main offices in Seattle, Washington and New York, New York and one office outside the country. National Securities’ business includes securities brokerage for individual and institutional clients, market-making trading activities, asset management and corporate finance services. National Insurance commenced operations in the quarter ended March 31, 2007, and provides a full array of fixed insurance products to its clients, including life insurance, disability insurance, long term care insurance and fixed annuities. National Mortgage will operate a mortgage broker business. National Mortgage is in the process of completing the requisite state registrations, and has not yet commenced active business operations.

Our common stock is listed on the OTCBB under the symbol “NHLD.OB.” On May 8, 2007, the closing price of our common stock as quoted on the OTCBB was $1.65 per share.

Investing in our common stock involves a high degree of risk. You should consider carefully the risk factors listed in the Prospectus and this Supplement before making a decision to purchase our stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is May 9, 2007